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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____)*


                         Level 3 Communications, Inc.
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                               (Name of Issuer)


                         Common Stock $0.01 Par Value
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                         (Title of Class of Securities)


                                  52729N-10-0
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                                (CUSIP Number)


                                   John Fox
                           Community Financial, Inc.
                             Senior Vice President
                        3033 East 1st Avenue, Suite 200
                               Denver, CO  80206
                                 303-394-5338
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                March 31, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D


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CUSIP No.  52729N-10-0                                         PAGE 2 OF 5 PAGES
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       ------------------------------------------------------------------------
       1  NAME OF REPORTING PERSON                              Donald L. Sturm
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     ###-##-####
       ------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [_]
                                                                        (B) [_]
       ------------------------------------------------------------------------
       3  SEC USE ONLY
       ------------------------------------------------------------------------
       4  SOURCE OF FUNDS*
          Not applicable.
       ------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    [_]
       ------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
       ------------------------------------------------------------------------
            NUMBER OF                 7    SOLE VOTING POWER
             SHARES                        8,608,515
                                     ------------------------------------------
           BENEFICIALLY               8    SHARED VOTING POWER
            OWNED BY                       578,360
                                     ------------------------------------------
              EACH                    9    SOLE DISPOSITIVE POWER
            REPORTING                      8,608,515
                                     ------------------------------------------
             PERSON                  10    SHARED DISPOSITIVE POWER
              WITH                         578,360
      -------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          9,186,875
      -------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           [_]
      -------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.3%
      -------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON*
          IN
      -------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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ITEM 1. SECURITY AND ISSUER

  The class of securities to which this statement relates is the $0.01 par value Common Stock ("Common Stock") of Level 3 Communications, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 3555 Farnam Street, Omaha, Nebraska 68131. Each share of Common Stock is entitled to one vote.


ITEM 2. IDENTITY AND BACKGROUND

  a) This statement is being filed by Donald L. Sturm, as an individual ("Investor"), a Co-Trustee of the Melanie L. Sturm Revocable Trust, and the sole Trustee of the Robert B. Sturm Irrevocable Trust and the Donald L. Sturm Charitable Trust. Investor is also filing as the general partner of Sturm Family Capital Ltd., a limited partnership, and as a board member for the University of Denver.

  b) The Investor's business address is 3033 East 1st Avenue, Suite 200, Denver, CO 80206.

  c) Investor.

  d) The Investor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  e) The Investor has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Investor was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

  f) The Investor is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  Not applicable.  No source of funds were utilized.  See Item 5(c).

ITEM 4. PURPOSE OF TRANSACTION

  The Investor acquired his Common Stock for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  a) The Investor owns directly 7,805,155 shares. As Co-Trustee for Melanie L. Sturm, he is the beneficial owner of 503,360 shares; as Trustee for Robert B. Sturm, he is the beneficial owner of 503,360 shares; as Trustee for the Donald
L. Sturm Charitable Trust, he is the beneficial owner of 150,000 shares; as general partner of Sturm Family Capital Ltd., he is the beneficial owner of 150,000 shares; and as a member of the board of directors of the University of Denver, he beneficially owns 75,000 shares. In total, Investor is the beneficial owner of 9,186,875 shares of Common Stock. This amount represents 6.3% of the Issuer's issued and outstanding Common Stock. The Investor retains both voting and investment power over such shares of Common Stock. The Transaction was consummated on March 31, 1998.


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  b) Investor has the sole power to vote and to dispose of 8,608,515 shares individually, as Trustee for Robert B. Sturm and the Donald L. Sturm Charitable Trust, and as general partner of Sturm Family Capital Ltd. As Co-Trustee of the Melanie L. Sturm Revocable Trust, Investor has the shared power to vote and to dispose of 503,360 shares with Melanie L. Sturm. As a member of the board of directors of the University of Denver, Investor has the shared power to vote and to dispose of 75,000 shares with the other board of directors.

  c) The Investor acquired his Common Stock in connection with a series of transactions (the "Transaction") that resulted in the separation of the construction business and the diversified business of the Issuer into two independent companies. The Transaction included the merger of a wholly-owned subsidiary with the Issuer, the distribution by the Issuer of all of the capital stock of a subsidiary, the redesignation of the Issuer's Class D common stock as Common Stock, the change of the name of the Issuer and the listing of the Issuer on the NASDAQ National Market. The Transaction is further described in the Registration Statement filed by the Issuer on Form S-4 (Registration No. 333-34627.

  d) Not applicable.

  e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

  None.


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SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


May  5, 1998                              /s/Donald L. Sturm
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           Date                                    Signature

                                             Donald L. Sturm
                                          --------------------------
                                                   Name/Title


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